FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, P O Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:	1.	Issue of Debt announcement made on 30 November 2006
	2.	Director\PDMR Shareholding announcement made on 30 November 2006
	3.	Director\PDMR Shareholding announcement made on 1 December 2006
	4.	Director\PDMR Shareholding announcement made on 4 December 2006
	5.	Holding(s) in Company announcement made on 4 December 2006
	6.	Director\PDMR Shareholding announcement made on 5 December 2006
	7.	Trading Statement announcement made on 6 December 2006
	8.	Publication of Prospectus announcement made on 6 December 2006
	9.	Director\PDMR Shareholding announcement made on 6 December 2006
	10.	Transaction in Own Shares announcement made on 6 December 2006
	11.	Director\PDMR Shareholding announcement made on 7 December 2006
	12.	Director\PDMR Shareholding announcement made on 7 December 2006
	13.	Transaction in Own Shares announcement made on 7 December 2006
	14.	Issue of Debt announcement made on 8 December 2006
	15.	Director\PDMR Shareholding announcement made on 8 December 2006
	16.	Transaction in Own Shares announcement made on 11 December 2006
	17.	Director\PDMR Shareholding announcement made on 11 December 2006
	18.	Transaction in Own Shares announcement made on 11 December 2006
	19.	Transaction in Own Shares announcement made on 12 December 2006
	20.	Director\PDMR Shareholding announcement made on 12 December 2006
	21.	Director\PDMR Shareholding announcement made on 13 December 2006
	22.	Transaction in Own Shares announcement made on 13 December 2006
	23.	Redemption of Non-Cumulative USD Preference Shares announcement made on 14 December 2006
	24.	USD Preference Share Issue announcement made on 14 December 2006
	25.	Director\PDMR Shareholding announcement made on 14 December 2006
	26.	Transaction in Own Shares announcement made on 14 December 2006
	27.	Pricing of Non-Cumulative USD Preference Shares announcement made on 15 December 2006
	28.	Director\PDMR Shareholding announcement made on 15 December 2006
	29.	Transaction in Own Shares announcement made on 15 December 2006
	30.	Rule 8.3 - London Stock Exchange announcement made on 18 December 2006
	31.	Redemption of Shares announcement made on 18 December 2006
	32.	Director\PDMR Shareholding announcement made on 18 December 2006
	33.	Transaction in Own Shares announcement made on 18 December 2006
	34.	Director\PDMR Shareholding announcement made on 19 December 2006
	35.	Transaction in Own Shares announcement made on 19 December 2006
	36.	Director\PDMR Shareholding announcement made on 20 December 2006
	37.	Transaction in Own Shares announcement made on 20 December 2006
	38.	Publication of Prospectus announcement made on 21 December 2006
	39.	Director\PDMR Shareholding announcement made on 21 December 2006
	40.	Transaction in Own Shares announcement made on 21 December 2006
	41.	Director\PDMR Shareholding announcement made on 22 December 2006
	42.	Transaction in Own Shares announcement made on 22 December 2006
	43.	Director\PDMR Shareholding announcement made on 22 December 2006
	44.	Director\PDMR Shareholding announcement made on 27 December 2006
	45.	Director\PDMR Shareholding announcement made on 28 December 2006
	46.	Transaction in Own Shares announcement made on 28 December 2006

Enclosure No. 1

The Royal Bank of Scotland Group plc
30th November 2006

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUST D COMPLETE SALE OF
GBP 400 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") has issued GBP 400 million of non-cumulative Trust Preferred Securities ("the Securities") through RBS Capital
Trust D ("Trust D").

The Securities will pay a fixed 5.6457% coupon per annum until June 8, 2017. The
Securities are redeemable at the option of Trust D in whole or in part on June
8, 2017 and on any distribution payment date thereafter at par. After June 8,
2017 the distribution rate will adjust to 3-month Sterling Libor + 1.69%. The
Securities have a liquidation preference of GBP 1,000 each.

RBS Global Banking & Markets, together with Banc of America Securities Ltd, JP
Morgan Securities Ltd, Lehman Brothers International (Europe) and Wachovia
Securities International Ltd acting as senior co-managers, managed the issue of these Securities for the Group.

Settlement of the Securities is on December 8, 2006.

The Securities have not been and will not be registered under the United States
Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.
The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the
Securities Act.

For further information, please contact:

The Royal Bank of Scotland Group plc
Guy Whittaker                        Ron Huggett
Group Finance Director               Director, Capital Management
RBS Gogarburn                        280 Bishopsgate
Edinburgh                            London
EH12 1HQ                             EC2M 4RB
Tel: 0131 523 2028                   Tel: 0207 085 4925

RBS Global Banking & Markets
Gordon Taylor
Director, Primary Markets
135 Bishopsgate
London
EC2M 3UR
Tel 0207 085 1217

Enclosure No. 2

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 30 November 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 725,560 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 1851.970785p per share.

In addition, the Trustee released from the Trust 4,050 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 6,972,195 ordinary shares in the Company.

Enclosure No. 3

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 1 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
47,726 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,924,469 ordinary shares in the Company.

Enclosure No. 4

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 4 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 30,144 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the "Company") at a
price of 1839p per share.

In addition, the Trustee released from the Trust 2,100 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 6,952,513 ordinary shares in the Company.

Enclosure No. 5

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC

5. Number of shares / amount of stock acquired

-

6. Percentage of issued class

-

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary Shares of 25p each

10. Date of transaction

28 November 2006

11. Date company informed

4 December 2006

12. Total holding following this notification

126,836,868

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

-

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat, Telephone 0131 626 4099

Date of notification

4 December 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure No. 6

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 5 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
8,667 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,943,846 ordinary shares in the Company.

Enclosure No. 7

                      THE ROYAL BANK OF SCOTLAND GROUP PLC
                            Pre-close Trading Update

6 December 2006

Introduction

The Royal Bank of Scotland Group ('RBS') will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December
2006. This statement sets out the information that will be covered in those discussions.

Summary

RBS is performing well and our results for 2006 are expected to be slightly ahead of market consensus forecasts*. Highlights of the Group results for 2006 are expected to include good organic growth in income, an improvement in efficiency, strong credit metrics and stable returns.

Group

The Group is maintaining good organic growth in total income in 2006, notwithstanding recent US dollar weakness. Non-interest income continues to grow faster than net interest income and is expected to account for more than 60% of total income. Net interest margin trends remain in line with previous guidance underpinned by balanced growth in loans and deposits.

Productivity gains from our manufacturing platform allow continuing investment for the future, whilst delivering further improvement to the cost:income ratio for the Group.

Overall credit metrics are expected to have improved with total impairment losses representing a slightly lower proportion of total loans and advances.

Returns on equity, and capital generation, remain strong. The Tier 1 capital ratio is expected to be in the middle of the 7% to 8% range and we anticipate completing our £1 billion share buyback by the year end. Strong growth in loan origination is being complemented by the Group's increasing distribution capabilities.

Divisions

Corporate Markets is achieving strong growth in income across its full range of activities, while continuing to invest in people and technology. Both the proportion of income from trading activities and our risk profile remain stable.
We have made excellent progress in building a strong and sustainable position in
Global Banking & Markets and have reinforced our leading position in UK
Corporate Banking. The corporate credit environment remains favourable.

Retail Markets is performing well, achieving good growth in income, particularly from savings and bancassurance products. This, as well as stronger mortgage lending in the second half, has offset weaker demand for consumer credit. Wealth
Management continues to perform strongly. Costs remain under tight control.
Growth in unsecured impairment losses continues to moderate.

Ulster Bank is delivering strong growth in income against a buoyant economic backdrop, with strong lending and deposit volumes partially offset by tighter margins. Credit metrics remain stable.

Citizens is growing loan and deposit volumes but the benefit is being largely offset by lower margins caused by the continuing impact of the flattening of the
US yield curve and a change in the mix of deposits. Underlying credit metrics remain stable, reflecting the overall quality of the portfolio. The weaker average US dollar exchange rate will also affect second half results in sterling terms.

RBS Insurance is maintaining a disciplined approach to pricing and is growing income by concentrating on more profitable market segments. International motor and commercial policies continue to grow strongly. Claims inflation continues to impact results, however RBS Insurance is increasing its prices in line with the market, which should be reflected in our results in due course.

Sir Fred Goodwin, Group Chief Executive, commented:

"Our 2006 results will underscore the diversity of our income and inherent strength of our business model. We expect to deliver profitable organic growth and improvements in key financial metrics, while continuing to invest in our businesses and generating surplus capital. I believe these attributes will be every bit as important in the year ahead as they have been in 2006."

CONTACTS

Sir Fred Goodwin     Group Chief Executive               0131 523 2203
Guy Whittaker        Group Finance Director              0131 523 2028
Richard O'Connor     Head of Investor Relations          0131 626 1014
                                                         0207 672 1758

For media enquiries
Howard Moody         Group Director, Communications      0131 523 2056
Carolyn McAdam       Head of Media Relations             0131 523 2055

* Market consensus forecasts for 2006 profit before tax, purchased intangibles amortisation and integration costs are £9,158 million, and adjusted earnings per ordinary share of 190.7p. (Source: RBS Investor Relations, 5 December 06)

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. These factors, risks and uncertainties are discussed in
RBS's SEC filings, including, but not limited to, RBS's report on Form 6-K containing this announcement and certain sections of RBS's Annual Report on Form
20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward looking statements contained in this announcement.

Enclosure No. 8

Publication of Listing Particulars

The following listing particulars have been approved by the UK Listing Authority and are available for viewing:

Prospectus for RBS Capital Trust D £400,000,000 Fixed/Floating Rate
Non-Cumulative Trust Preferred Securities (Liquidation Preference £1000 per
Trust Preferred Security)

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3800n_-2006-12-6.pdf

A copy of the Listing Particulars is also available to the public for inspection at the UK Listing Authority's Document Viewing Facility, 25 The North Colonnade,
Canary Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett

Director, Capital Management

The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB
TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Listing Particulars may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Listing Particulars) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Listing Particulars is not addressed. Prior to relying on the information contained in the Listing Particulars, you must ascertain from the Listing Particulars whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 9

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 6 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
2,850 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,940,996 ordinary shares in the Company.

Enclosure No. 10

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 6 December 2006 it purchased for cancellation 400,000 of its ordinary shares at an average price of
1910.490625p per ordinary share.

Enclosure No. 11

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 7 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
41,864 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,899,132 ordinary shares in the Company.

Enclosure No. 12

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.

(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Sir Fred Goodwin

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8. State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.45

14. Date and place of transaction

7 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

66,844

16. Date issuer informed of transaction

7 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 December 2006

---------------------------------------------------------------------------

Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.45

14. Date and place of transaction

7 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

205,295

16. Date issuer informed of transaction

7 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 December 2006

--------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.45

14. Date and place of transaction

7 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

165,441

16. Date issuer informed of transaction

7 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 December 2006

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.45

14. Date and place of transaction

7 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,498

16. Date issuer informed of transaction

7 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 December 2006

------------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.45

14. Date and place of transaction

7 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,041

16. Date issuer informed of transaction

7 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 December 2006

---------------------------------------------------------------------------

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

8 State the nature of the transaction

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired

6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£19.45

14. Date and place of transaction

7 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,066

16. Date issuer informed of transaction

7 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

7 December 2006

Enclosure No. 13

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 7 December 2006 it purchased for cancellation 75,000 of its ordinary shares at an average price of
1944p per ordinary share.

Enclosure No. 14

The Royal Bank of Scotland Group plc
8 December 2006

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUST D ANNOUNCE CLOSING OF
GBP 400 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc ("RBSG") has today closed the issue of GBP
400 million of non-cumulative Trust Preferred Securities ("the Securities")
through RBS Capital Trust D ("Trust D").

The Securities will pay a fixed 5.6457% coupon per annum until 8 June 2017. The
Securities are redeemable at the option of Trust D in whole or in part on 8 June
2017 and on any distribution payment date thereafter at par. After 8 June 2017, the distribution rate will adjust to 3-month Sterling Libor + 1.69%. The
Securities have a liquidation preference of GBP 1,000 each.

The Royal Bank of Scotland as Lead Manager, together with Banc of America
Securities Limited, JPMorgan, Lehman Brothers and Wachovia Securities as Co-Lead
Managers and Caja de Ahorros y Pensiones de Barcelona, "la Caixa", Danske Bank,
ING Wholesale Banking and MEDIOBANCA as Co-Managers, managed the issue of the
Securities.

RBSG and Trust D hereby also advise that the rating of the Securities by Fitch
Inc. appearing on page 15 on the Listing Particulars published in connection with the listing of the Securities on the London Stock Exchange plc should read
"AA" and not "AA-" as stated therein.

The Securities have not been and will not be registered under the United States
Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws and may not be offered, sold or delivered in the United States, or to or for the account or benefit of US persons (as defined under Regulation S under the Securities Act) unless registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.
The Securities are being offered and sold only to certain persons in transactions outside the United States in compliance with Regulation S under the
Securities Act.

For further information, please contact:

The Royal Bank of Scotland Group plc
Guy Whittaker                        Ron Huggett
Group Finance Director               Director, Capital Management
RBS Gogarburn                        280 Bishopsgate
Edinburgh                            London
EH12 1HQ                             EC2M 4RB
Tel: 0131 523 2028                   Tel: 0207 085 4925

RBS Global Banking & Markets
Gordon Taylor
Director, Primary Markets
135 Bishopsgate
London
EC2M 3UR
Tel 0207 085 1217

Enclosure No. 15

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 8 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
158,589 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,740,543 ordinary shares in the Company.

Enclosure No. 16

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 8 December 2006 it purchased for cancellation 439,621 of its ordinary shares at an average price of
1961.269678p per ordinary share.

Enclosure No. 17

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 11 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 20,151 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the "Company") at a
price of 1995p per share.

In addition, the Trustee released from the Trust 80,796 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 6,679,898 ordinary shares in the Company.

Enclosure No. 18

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 11 December 2006 it purchased for cancellation 550,000 of its ordinary shares at an average price of
1986.877273p per ordinary share.

Enclosure No. 19

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 12 December 2006 it purchased for cancellation 525,000 of its ordinary shares at an average price of
1977.333333p per ordinary share.

Enclosure No. 20

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 12 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
79,219 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,600,679 ordinary shares in the Company.

Enclosure No. 21

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 13 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
99,449 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,501,230 ordinary shares in the Company.

Enclosure No. 22

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 13 December 2006 it purchased for cancellation 625,000 of its ordinary shares at an average price of
1994.0708p per ordinary share.

Enclosure No. 23

REDEMPTION OF NON-CUMULATIVE USD PREFERENCE SHARES

The Royal Bank of Scotland Group plc has given notice that it will, on 16th
January 2007 (the "Redemption Date"), redeem all the 8,000,000 Non-cumulative
USD Preference Shares, Series E of $0.01 each and all the 16,000,000
Non-cumulative USD Preference Shares, Series K of $0.01 each. Consequently, on the Redemption Date, each preference share will become due and payable at its redemption amount of $25.00 together with dividends payable for the current dividend period and accrued to the Redemption Date.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett                                Richard O'Connor
Director, Capital Management               Head of Investor Relations
280 Bishopsgate                            280 Bishopsgate
London                                     London
EC2M 4RB                                   EC2M 4RB
Tel: +44 20 7085 4925                      Tel: +44 20 7672 1763

The Bank of New York (Paying Agent)

Robert Spinogatti
American Depositary Receipts Division
101 Barclay Street
New York
NY 10286
Tel: +1 212 815 2247

Enclosure No. 24

THE ROYAL BANK OF SCOTLAND GROUP PLC PLANS
US DOLLAR PREFERENCE SHARE ISSUE

14th December 2006

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce that it intends to issue Category II Non-cumulative Dollar Preference Shares to be designated Series R ("the Series R Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series R ADRs") in the United
States, at a subscription price of US$25.00 per share.

The Series R Preference Shares will be issued under a Form F-3 Shelf
Registration Statement which the Group has filed with the US Securities and
Exchange Commission and which provides for the offer and sale from time to time of, among other things, the Group's dollar preference shares.

Application will be made to list the Series R ADRs on the New York Stock
Exchange.

The Group is being advised in connection with the issue by Merrill Lynch & Co.
and RBS Greenwich Capital, who are also acting with Citigroup, Morgan Stanley,
UBS Investment Bank, Wachovia Securities, A.G.Edwards, Bank of America
Securities LLC, Lehman Brothers and RBC Capital Markets.

The proceeds of the issue of the Series R Preference Shares will be used for general corporate purposes, which may include the redemption or repurchase of outstanding securities, and to strengthen the Group's capital base.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series R Preference Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. Further, no Series R Preference Shares will be offered to the public in the UK.

For further information, or to obtain a copy of the related prospectus, please contact:

The Royal Bank of Scotland Group plc
Guy Whittaker                         Ron Huggett
Group Finance Director                Director, Capital Management
Executive House G                     280 Bishopsgate
RBS Gogarburn                         London
PO Box 1000                           EC2M 4RB
Edinburgh                             Tel: 020 7085 4925
EH12 1HQ
Tel: 0131 523 2028

Merrill Lynch International
Steven Black
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ
Tel: 020 7995 2387

Enclosure No. 25

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 14 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
87,874 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,413,356 ordinary shares in the Company.

Enclosure No. 26

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 14 December 2006 it purchased for cancellation 650,000 of its ordinary shares at an average price of
1982.893038p per ordinary share.

Enclosure No. 27

THE ROYAL BANK OF SCOTLAND GROUP PLC AGREES PRICE FOR US$ 650 MILLION PREFERENCE
SHARE ISSUE

15th December 2006

The Royal Bank of Scotland Group plc ("the Group") is pleased to announce the pricing of 26,000,000 Category II Non-cumulative Dollar Preference Shares to be designated Series R ("the Series R Dollar Preference Shares"), which will be issued in the form of American Depositary Receipts ("the Series R ADRs") in the
United States, at a subscription price of US$25.00 per share, with an annual rate of US$1.5313 per share.

Non-cumulative preferential dividends on the Series R Dollar Preference Shares will be payable in US dollars quarterly in arrears on 31 March, 30 June, 30
September and 31 December, at a rate of US$1.5313 annually per Series R Dollar
Preference Share. The first coupon is payable 31 March 2007. The Series R Dollar
Preference Shares can be redeemed in whole or in part at any time on or after 30
December 2011 at US$25.00 per share, plus accrued dividends for the then-current dividend period.

The Group is being advised in connection with the issue by Merrill Lynch & Co.
and RBS Greenwich Capital, who are also acting with Citigroup, Morgan Stanley,
UBS Investment Bank, Wachovia Securities, A.G. Edwards, Banc of America
Securities LLC, Lehman Brothers and RBC Capital Markets.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Series R Dollar Preference
Shares in any State of the US in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State. Further, no Series R Dollar Preference Shares will be offered to the public in the UK.

For further information, or to obtain a copy of the related prospectus, please contact;

The Royal Bank of Scotland Group plc
Guy Whittaker                         Ron Huggett
Group Finance Director                Director, Capital Management
Executive House G                     280 Bishopsgate
RBS Gogarburn                         London
PO Box 1000                           EC2M 4RB
Edinburgh                             Tel: 020 7085 4925
EH12 1HQ
Tel: 0131 523 2028

Merrill Lynch International
Siddharth Prasad
Merrill Lynch Financial Centre
2 King Edward Street
London
EC1A 1HQ
Tel: 020 7996 5320
Tel: 020 7986 8990

Enclosure No. 28

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 15 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
82,308 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,331,048 ordinary shares in the Company.

Enclosure No. 29

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 15 December 2006 it purchased for cancellation 500,000 of its ordinary shares at an average price of
1997.92p per ordinary share.

Enclosure No. 30

                                                                        FORM 8.3

    DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

              (Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)   The Royal Bank of Scotland plc (a
                                  wholly-owned subsidiary of The Royal
                                  Bank of Scotland Group plc)

Company dealt in                  London Stock Exchange plc

Class of relevant security to     Ordinary 0.06918604 shares
which the dealings being
disclosed relate (Note 2)

Date of dealing                   15/12/06

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

                                                    Long                Short

                                              Number      (%)       Number  (%)

(1) Relevant securities                       4,329,613   2.03

(2) Derivatives (other than options)

(3) Options and agreements to purchase/
sell

Total                                         4,329,613   2.03

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:                        Long            Short

                                              Number   (%)    Number    (%)

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/
    sell

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:                               Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale   Number of securities       Price per unit (Note 5)

Purchase        300,000                     13.169725

(b) Derivatives transactions (other than options)

Product     Long/short       Number of securities     Price per unit
name,       (Note 6)         (Note 7)                 (Note 5)
e.g. CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product  Writing,     Number of    Exercise  Type,      Expiry  Option
name,    selling,     securities   price     e.g.       date    money
e.g.     purchasing,  to which               American,          paid/
call     varying      the option             European           received
option   etc.         relates                etc.               per unit
                      (Note 7)                                  (Note 5)

(ii) Exercising

Product name, e.g. call    Number of          Exercise price per unit
option                     securities         (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note  Details  Price per unit (if applicable)
8)                                    (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)                NO

Date of disclosure                                         18/12/06

Contact name                                               Richard Hopkins

Telephone number                                           020 7714 4459

If a connected EFM, name of offeree/offeror with which     N/A
connected

If a connected EFM, state nature of connection (Note 10)   N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

Enclosure No. 31

REDEMPTION OF NON-CUMULATIVE USD PREFERENCE SHARES

The Royal Bank of Scotland Group plc has given notice that it will, on the 16th
January 2007 (the "Redemption Date"), redeem all the 10,000,000 Non-cumulative
USD Preference Shares, Series G of $0.01 each. Consequently, on the Redemption
Date, each share will become due and payable at its redemption amount of $25.00 together with dividends payable for the current dividend period and accrued to the Redemption Date.

For further information please contact:

The Royal Bank of Scotland Group plc;

Ron Huggett                           Richard O'Connor
Director, Capital Management          Head of Investor Relations
280 Bishopsgate                       280 Bishopsgate
London                                London
EC2M 4RB                              EC2M 4RB
Tel: 020 7085 4925                    Tel: 020 7672 1763

The Bank of New York (Paying Agent)

Robert Spinogatti
American Depositary Receipts Division
101 Barclay Street
New York
NY 10286
Tel: 212 815 2247

Enclosure No. 32

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 18 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
212,770 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,118,278 ordinary shares in the Company.

Enclosure No. 33

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 18 December 2006 it purchased for cancellation 700,000 of its ordinary shares at an average price of
1995.744286p per ordinary share.

Enclosure No. 34

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 19 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
54,818 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,063,460 ordinary shares in the Company.

Enclosure No. 35

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 19 December 2006 it purchased for cancellation 631,000 of its ordinary shares at an average price of
1979.4790p per ordinary share.

Enclosure No. 36

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 20 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
59,744 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,003,716 ordinary shares in the Company.

Enclosure No. 37

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 20 December 2006 it purchased for cancellation 650,000 of its ordinary shares at an average price of
1983.34p per ordinary share.

Enclosure No. 38

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the UK Listing
Authority and is available for viewing:

Supplementary Prospectus for The Royal Bank of Scotland Group plc / The Royal
Bank of Scotland plc £40,000,000,000 Euro Medium Term Note Programme

To view the full Supplementary Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5033o_-2006-12-21.pdf

The document above is also available to the public for inspection at the UK
Listing Authority's Document Viewing Facility, 25 The North Colonnade, Canary
Wharf, London E14 5HS.

For further information, please contact:

Ron Huggett
Director, Capital Management
The Royal Bank of Scotland Group plc
5th Floor
280 Bishopsgate
London EC2M 4RB

TEL: 020 7085 4925
FAX: 020 7293 9966

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus)
only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus, you
must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Enclosure No. 39

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 21 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
78,083 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,925,633 ordinary shares in the Company.

Enclosure No. 40

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 21 December 2006 it purchased for cancellation 450,000 of its ordinary shares at an average price of
1968.9775p per ordinary share.

Enclosure No. 41

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Brian John Crowe

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Brian John Crowe

8 State the nature of the transaction

        Acquisition of shares pursuant to exercise of Executive Share Options and Option 2000

9. Number of shares, debentures or financial instruments relating to shares acquired

40,650

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

Type of Transaction                                   No. of        Price per
                                                      Shares        share
Exercise of The Royal Bank of Scotland
Group plc, Executive Share Option Scheme - 2003       40,500          £12.37
Grant
Exercise of The Royal Bank of Scotland
Group plc, Option 2000 Scheme - 2001 Grant               150          £15.63

14. Date and place of transaction

21 December 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

206,091

16. Date issuer informed of transaction

21 December 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

22 December 2006

Enclosure No. 42

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 22 December 2006 it purchased for cancellation 250,000 of its ordinary shares at an average price of
1966.276p per ordinary share.

Enclosure No. 43

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 22 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
123,434 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 5,802,199 ordinary shares in the Company.

Enclosure No. 44

Royal Bank of Scotland Group PLC - Director/PDMR Shareholding

Notification of Directors' Interests:

On 27 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") purchased 399,306 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") at a price of 1992.91p per share.

In addition, the Trustee released from the Trust 25,200 ordinary shares of 25 pence in the Company in satisfaction of share options exercised by employees of the Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transactions, the Trustee of the Trust holds 6,176,305 ordinary shares in the Company.

Enclosure No. 45

The Royal Bank of Scotland Group plc - Director/PDMR Shareholding

Notification of Directors' Interests:

On 28 December 2006 Bedell Trustees Limited as Trustee of The Royal Bank of
Scotland Group 2001 Employee Share Trust (the "Trust") released from the Trust
78,500 ordinary shares of 25 pence in The Royal Bank of Scotland Group plc (the
"Company") in satisfaction of share options exercised by employees of the
Company and its subsidiaries.

The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries. The executive directors of the Company, namely Sir Fred
Goodwin, John Alastair Nigel Cameron, Lawrence Kingsbaker Fish, Mark Andrew
Fisher, Gordon Francis Pell and Guy Robert Whittaker, are potential beneficiaries of the Trust and are therefore deemed to be interested in shares held under the Trust for the purposes of Section 324 of the Companies Act 1985.

Following the above transaction, the Trustee of the Trust holds 6,097,805 ordinary shares in the Company.

Enclosure No. 46

                      THE ROYAL BANK OF SCOTLAND GROUP plc

                             PURCHASE OF OWN SHARES

The Royal Bank of Scotland Group plc announces that on 28 December 2006 it purchased for cancellation 550,000 of its ordinary shares at an average price of
2000.063636p per ordinary share.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 December 2006

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat